UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C 20549

                                  SCHEDULE 13G
                                  ------------
                    Under the Securities Exchange Act of 1934

                                Amendment No. 10

                             RALSTON PURINA COMPANY
                             ----------------------
                                (Name of Issuer)

                Ralston Purina Company Common Stock ("RAL Stock")
                         (Title of Class of Securities)

                             751 277 302 (RAL Stock)
                             -----------------------
                                 (CUSIP Number)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

Rule  13d-1(b):                   Yes

Rule  13d-1(c)                    No

Rule  13d-1(d)                    No

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1.  NAME OF REPORTING PERSON SSN or IRS IDENTIFICATION NO. OF ABOVE PERSON:

    Ralston Purina Employee Benefit Asset Investment Committee ("EBAIC").

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

    Not applicable.

3.  SEC USE ONLY:

4.  CITIZENSHIP OR PLACE OF ORGANIZATION:

     The EBAIC is an unincorporated committee consisting of employees of the Issuer with fiduciary responsibility for the management and control of investments of the Issuer's Savings Investment Plan (the "Plan"), a 401K Plan with an ESOP feature. The individuals comprising the EBAIC also serve, in a separate and independent capacity, as trustees of the Ralston Purina Retirement Plan Trust (the "Trust"), a qualified defined benefit plan which hold shares of RAL Stock as plan assets. The S.E.C. has advised that, because of the identity of membership of the EBAIC and the trustees of the Trust, shares of RAL Stock held in the Trust should be aggregated with other shares reported as beneficially owned by the EBAIC.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.  SOLE VOTING POWER:

    5,193,015 shares of RAL Stock held in the Trust.

6.  SHARED  VOTING  POWER:          0

7.  SOLE  DISPOSITIVE  POWER:

     The members of the EBAIC, in their capacity as trustees of the Trust, have authority to dispose of the 5,193,015 shares of RAL Stock held in the Trust, subject to their fiduciary responsibilities.

8.  SHARED  DISPOSITIVE  POWER:

    19,370,116 shares of RAL Stock allocated to participant accounts under the Plan. (On December 30, 1998, each outstanding share of the Issuer's $1.00 par Series A ESOP Convertible Preferred Stock ("ESOP Stock") was converted into 7.12 shares of RAL Stock, which continued to be held in the Plan, subject to the investment discretion of the individual participants.) The EBAIC has authority to delete the Common Stock Fund and the ESOP Common Stock Fund (both of which hold shares of RAL Stock) as investment funds of the Plan. Upon such deletion, the Trustee for the Plan would be required to sell or otherwise dispose of shares of such stock held with respect to such Funds and transfer the proceeds to other accounts established on behalf of the participants.

     Dividends with respect to shares of RAL Stock held in such Funds and allocated to participant accounts are paid into such Funds for additional allocation. By the terms of the Plan, the shares of stock allocated to participant accounts may only be distributed to participants upon retirement or other termination of employment or, in certain limited circumstances, hardship withdrawals. Participants have a complete right of diversification with respect to accounts in the Common Stock Fund, and a more limited right of diversification with respect to accounts in the ESOP Common Stock Fund. Upon any participant election to transfer accounts from the Common Stock Fund or ESOP Common Stock Fund, shares of RAL Stock may be sold and the proceeds thereof transferred to other investment funds of the Plan.

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

    24,563,131 shares of RAL Stock. Reporting Person disclaims beneficial ownership of all such shares pursuant to Rule 13d-4.

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:

    Not  applicable.

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:

7.5%  of  outstanding  RAL  Stock.

12. TYPE OF REPORTING PERSON:

     EP

SCHEDULE  13G
-------------

Item  1.

(a)  Name of Issuer:  Ralston Purina Company

(b) Address of Issuer's Principal Executive Offices: Checkerboard Square, St. Louis, MO 63164

Item  2.

(a)  Name  of  Person  Filing:  EBAIC

(b)  Address of Principal Business Office or, if none, Residence:
     Checkerboard  Square,  St.  Louis,  MO  63164

(c)  Citizenship:  See responses to Item 4 on Cover Sheets

(d)  Title of Class of Securities:

     RAL  Stock.

(e)  CUSIP  Number:    751  277  302  (RAL  Stock).

Item  3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b),
         ------------------------------------------------------------------
         check  whether  the  person  filing  is  a:
         -------------------------------------------

(a)  Broker  or  Dealer  registered  under Section 15 of the Act:     No

(b)  Bank  as  defined  in  section  3(a)(6)  of  the  Act:          No

(c)  Insurance Company as defined in section 3(a)(19) of the Act:     No

(d)  Investment Company registered under section 8 of the Investment Company
Act:          No.

(e)  Investment  Adviser  registered under section 203 of the Investment
Advisers  Act  of  1940:          No

(f)  Employee Benefit Plan, Pension Fund which is subject to the provisions of  the  Employee  Retirement  Income  Security  Act  of 1974 or Endowment Fund;
     see  Section  240.  13d-1(b)(1)(ii)(F):          Yes

(g)  Parent Holding Company, in accordance with Section 240.13d-1(b)(ii)(G)
     (Note:  See  Item  7):          No

(h)  Group,  in  accordance with Section 240. 13d-1(b)(l)(ii)(H):     No

Item  4.   Ownership
           ---------

     If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

(a)  Amount Beneficially Owned:     See Response to Item 9 on Cover Sheet

(b)  Percent  of  Class:  See Response to Item 11 on Cover Sheet

(c)  Number  of  shares  as  to  which  such  person  has:

     (i) sole power to vote or to direct the vote: See response to Item 5 on Cover Sheet.
     (ii)  shared  power  to  vote  or  to  direct  the  vote:         0
     (iii) sole  power  to  dispose  or  to  direct the disposition of:
           See  response  to  Item  7  on  Cover  Sheet
     (iv)  shared  power  to  dispose  or  to direct the disposition of:
           See  response  to  Item  8  on  Cover  Sheet

Item  5.  Ownership  of  Five  Percent  or  Less  of  a  Class
          ----------------------------------------------------

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: Not Applicable.

Item  6.  Ownership of More than Five Percent on Behalf of Another Person.
          ----------------------------------------------------------------

     If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

     Not  applicable.

Item  7.   Identification  and  Classification  of  the  Subsidiary
           --------------------------------------------------------

     Which Acquired the Security Being Reported on By the Parent Holding Company

     If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identification of the relevant subsidiary.

     Not  applicable.

Item  8.   Identification  and  Classification  of  Members  of the Group
           --------------------------------------------------------------

     If a group has filed this schedule pursuant to Rule 13d-1(b)(ii)(H), so indicate under Item 3(h) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identity of each member of the group.

     Not  applicable.

Item  9.  Notice  of  Dissolution  of  Group
          ----------------------------------

     Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

     Not  applicable.

Item  10.  Certification
           -------------

The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b):

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 23, 1999

Signature:


/s/  C.S.  Sommer
-----------------
C.  S.  Sommer
Ralston  Purina  Employee  Benefit
Asset  Investment  Committee